UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
LONGBOARD PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
LANGKAWI CORPORATION
(Offeror)
A Direct Wholly Owned Subsidiary of
LUNDBECK LLC
(Parent of Offeror)
An Indirect Wholly Owned Subsidiary of
H. LUNDBECK A/S
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
54300N103
(CUSIP Number of Class of Securities)
Ole Wendler Pedersen
H. Lundbeck A/S
SVP, Global General Counsel
Ottiliavej 9
DK-2500 Valby
Denmark
+45 36 30 13 11

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Alan Zoccollilo, Esq.
Piotr Korzynski, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York, NY 10018
(212) 626-4100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 30, 2024 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Langkawi Corporation, a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”), and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Longboard Pharmaceuticals, Inc., a Delaware corporation, for $60.00 per Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(x)*	Press Release issued by H. Lundbeck A/S on November 13, 2024.
(a)(5)(xi)*	Presentation Slides issued by H. Lundbeck A/S on November 13, 2024.
(a)(5)(xii)*	Excerpt of transcript of H. Lundbeck A/S Investor/Analyst Conference Call on November 13, 2024.

*      Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

H. LUNDBECK A/S

By:	/s/ Joerg Hornstein
Name:	Joerg Hornstein
Title:	Executive Vice President

LUNDBECK LLC

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President

LANGKAWI CORPORATION

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President